NEWS RELEASE 05-34	November 29, 2005

FRONTEER’S MICHELIN PROJECT YIELDS BEST RESULTS TO DATE
INTERSECTING 0.25% URANIUM OVER 22.9 METRES

Fronteer Development Group Inc. (“Fronteer”) (FRG-TSX/AMEX) has intersected the best mineralized interval of the more than 300 holes drilled into the Michelin uranium deposit (“Michelin”) since its discovery in 1968. The intersection was made as part of the 2005 drill program, which was designed to test the down-plunge continuation of the 18 million lb historical Michelin resource. Mineralization has now been confirmed down to a vertical depth of 550 metres, and appears to be strengthening at depth.

Hole M-05-06 intersected 0.11% U3O8 over 63.5 metres including three distinct zones of uranium mineralization showing the following results:

1.	0.13% U3O8 over 7.9 metres from a down hole depth of 503.3 metres
2.	0.34% U3 O8 over 7.9 metres from a down hole depth of 524.3 metres
3.	0.28% U3 O8 over 7.1 metres from a down hole depth of 542.3 metres

The combined composite interval of these three mineralized zones returned 0.25% U3O8 (5.5 lb/T) over an intersected width of 22.9 metres. M-05-06 adds 375 metres of down-plunge extension to Michelin and demonstrates the potential for Michelin to expand significantly from its current historical resource. The deeper portion of the Michelin system remains open in all directions.

For a detailed vertical longitudinal projection through this part of Michelin, please go to the following URL: http://www.fronteergroup.com/i/ir/Michelin05-34.jpg.

According to Dr Rick Valenta, Fronteer’s VP Exploration and COO, “Our aim going into the 2005 Michelin drill program was to triple the down-plunge extent of the Michelin system, and we are on track to do that. As we continue to receive results we are also increasingly confident that the system will continue at full strength, well past the limit of the 2005 drill program.”

Two additional holes have been completed beneath Michelin, intersecting mineralization at vertical depths of 450 metres and 700 metres. Assay results for these remaining two holes are pending, and expected to be available within the 4-6 weeks.

The 2005 exploration program in the Central Mineral Belt is now completed. A total of 9,400 metres have been drilled in 27 holes, with results being released as assays are received from Activation Laboratories. To view a map of the target areas please use the following link: http://www.fronteergroup.com/i/IR/2005ExplorationCMB.jpg

Fronteer holds a 57% interest in Aurora Energy Inc., a private company created specifically to hold the above noted uranium assets. (Please see Fronteer news release June 20, 2005). Fronteer was the operator of the 2005 exploration campaign.

A full table of 2005 Michelin results released to date, including the associated combined composite intervals can be seen below:

2005 Drill Results from the Michelin Uranium Deposit
Hole ID	From(m)	To(m)	Interval(m)	% U3 O8

M-05-06	486.0	549.5	63.5	0.11
incl.	503.3	549.5	46.2	0.13
incl.	503.3	511.2	7.9	0.13
and	524.3	532.2	7.9	0.34
and	542.3	549.5	7.1	0.28
			22.9	0.25
Composite Interval 0.25% U3 O8 over an intersected width* of 22.9 metres

M-05-05	442.8	499.5	56.8	0.09
incl.	442.8	457.5	14.8	0.21
and	466.5	474.5	8.0	0.12
and	495.4	499.5	4.1	0.24
			26.9	0.18
Composite Interval 0.18% U3 O8 over an intersected width* of 27.0 metres

M-05-04	350.0	390.4	40.5	0.10
incl.	350.0	367.0	17.0	0.17
incl.	350.0	357.0	7.0	0.25
and	360.0	367.0	7.0	0.14
and	383.1	390.4	7.3	0.13
			21.3	0.17
Composite Interval 0.17% U3 O8 over an intersected width* of 21.3 metres

M-05-03	377.7	380.2	2.4	0.13
and	381.6	382.6	1.0	0.11
and	384.6	385.6	1.0	0.18
and	387.9	388.9	1.0	0.12
and	418.4	430.4	12.0	0.24
			17.4	0.20
Composite Interval 0.20% U3 O8 over an intersected width* of 17.4 metres

M-05-02	369.5	412.3	42.8	0.12
incl.	369.5	377.8	8.3	0.15
and	387.1	396.0	8.9	0.14
and	402.7	412.3	9.6	0.24
			26.8	0.18
Composite Interval 0.18% U3 O8 over an intersected width* of 26.8 metres

Hole ID	From(m)	To(m)	Interval(m)	% U3O8

TWM-05-92	55.23	66.62	11.4	0.16
and	79	82	3	0.24
			14.40	0.17
Composite Interval 0.17% U3 O8 over an intersected width* of 14.4 metres

TWM-05-174	152.05	166.36	14.31**	0.18

* true widths are approximately 90% of intersected widths
** true width in TWM-05-174 is approximately 60% of intersected width

In addition to uranium, Fronteer is actively drilling two advanced stage gold projects in western Turkey that are under option to Fronteer from Teck Cominco Limited. Fronteer has also recently optioned two drill-ready gold projects in Jalisco, Mexico, which complement the company’s twelve 100% owned gold projects in Chiapas, Mexico.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO
Rick Valenta, VP Exploration & COO
Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Ian Cunningham-Dunlop, P.Eng, is the Qualified Person for Fronteer on this project. Uranium resources referred to for the Michelin Deposit are historical in nature. They were calculated by Brinex in the 1970s and are not compliant with National Instrument 43-101. The historical calculations include reserves in the proven, probable and possible categories, and were based upon extensive diamond drilling and underground sampling. Fronteer has not undertaken any independent investigation of the resource estimate nor has it independently analyzed the results of the previous exploration work in order to verify the classification of the resources, and therefore the historical estimates should not be relied upon. However, Fronteer believes that these historical estimates provide a conceptual indication of the potential of the property and are relevant to ongoing exploration. The drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium, the timing and amount of estimated future resources and resource conversion rates, and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Recent Form 20-F and Annual Information Form on file with the United States Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.